TI 2
At a special board meeting on March 29, 2012, the Board of Directors of the Fund (the "Board") authorized the officers of the Fund to implement a combination of the Grosvenor Registered Multi-Strategy Fund
(TE), LLC (the "TE Fund") into the Fund. The TE Fund was another feeder fund investing into the same master fund as the Fund and the Board approved the combination in accordance with each Fund's governing documents and pursuant to Rule 17a-8. The effective date of the combination of the TE Fund with the Fund was January 1, 2013.